Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bluerock Residential Growth REIT, Inc.:

We consent to the use of our reports dated June 28, 2012 with respect to the statements of revenues in excess of certain expenses of Springhouse at Newport News for the years ended December 31, 2011 and 2010, and the statements of revenues in excess of certain expenses of The Reserve at Creekside Village for the year ended December 31, 2011 and the period from March 31, 2010 (date of initial acquisition) to December 31, 2010, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Indianapolis, Indiana
February 24, 2014